                                                                                                                                    P.O. Box 2600

                                                                                                                                    Valley Forge, PA 19482-2600

                                                                                                                                    610-669-2689

                                                                                                                                    Frances_T_Han @vanguard.com

November 14, 2011

Chad Eskildsen, Esq.

U.S. Securities & Exchange Commission                               via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:      Vanguard Star Funds; File No. 2-88373

Dear Mr. Eskildsen:

The following responds to your comments of November 9, 2011 on the Post-Effective Amendment No. 67 of the above-referenced registrant that was filed on September 30, 2011 pursuant to Rule 485(a).  The following comments pertain to Vanguard LifeStrategy Income Fund, Vanguard LifeStrategy Conservative Growth Fund, Vanguard LifeStrategy Moderate Growth Fund, and Vanguard LifeStrategy Growth Fund, each a series of the registrant.

Comment 1:   Prospectus: Fund Summary – Tax Information

Comment:       In the “Tax Information” sections of the Prospectus for each Fund, please delete the text following the first sentence, as it is not required by Form N-1A.

Response:        We will remove the text following the first sentence of the “Tax Information” section for each Fund.

Comment 2:   SAI: Financial Statements

Comment:       On page B-70, the date of financial statements for the LifeStrategy Funds should refer to the Funds’ semi-annual period, not the fiscal year end.

Response:        We will update the date to refer to the LifeStrategy Funds’ financial statements for the fiscal period ended April 30, 2011.

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Chad Eskildsen, Esq.

November 14, 2011

Tandy Requirements

As required by the SEC, the Fund acknowledges that:

•     The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•     Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•     The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 503-5804 with any questions or comments regarding the above responses.

Sincerely,

Frances T. Han

Associate Counsel

The Vanguard Group, Inc.

cc:        Brion Thompson, Esq.

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